February 26, 2025

Cheung Po Lui
Chief Executive Officer
Acco Group Holdings Limited
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen   s Road Central, Hong Kong

       Re: Acco Group Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 18, 2025
           CIK No. 0002038378
Dear Cheung Po Lui:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Cover Page

1. In the fourth paragraph above the offering price table beginning "For the year ended
       June 30, 2023," you continue to state for the year ended June 30, 2024 that you declared dividend of US$1,969,578 instead of US$1,959,678 disclosed elsewhere.
       Please revise.
2. We note your revisions in response to prior comment 1 and reissue in full.
 February 26, 2025
Page 2
Related Party Transactions, page 93

3. We note your revised disclosure on page F-26 that Accolade IP Limited is related by
       common directors     Yuen Yuk, Hau and Cheung Po, Lui. However, this
appears
       inconsistent with your disclosures regarding Accolade IP Limited on this page and on page 54. Please advise or revise.
Report of Independent Registered Public Accounting Firm, page F-2

4. It appears your auditor should revise their report to include an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of misstatements. Refer to paragraphs .9 and .16-.17 of AS 2820 and paragraph .18 of AS 3101. Please revise or advise.
5. Given the totality of the revised amounts reported in this and the prior submission, along with revised/added disclosure in each, please have your auditors further explain to us why it is not appropriate to either dual date their report or revise the date of their report to a later date. If they believe dual dating is not appropriate, have them explain to us how they were able to verify all of the revisions made without performing additional audit procedures sufficient to revise the date of their report.
Consolidated Financial Statements, page F-3

6. We note you restated your financial statements in response to prior comments 3 and 6.
       Please tell us why you have not labeled the affected statements as restated and provide the disclosure required under ASC 250-10-50-7, as applicable. Consolidated Statements of Cash Flows, page F-6

7. Refer to your response to prior comment 3. You state in the response and disclose on page 54 and in the non-cash investing and financing activities section of the cash flows statements that noncash dividends were declared and offset against balances among related parties. It appears the amount that was offset against balances among related parties is the unpaid balance of dividends payable for dividends declared as reported in the statements of changes in shareholders' equity. Please clarify for us and revise your disclosure as appropriate.
8. Refer to your response to prior comment 4. Please tell us how the unpaid balance of dividends payable that was offset against related party balances in each of fiscal 2023 and 2024 is reflected in the related party transactions and activities disclosed starting on pages 54 and F-26. That is, provide us with a schedule that shows the related party balances that were offset by the unpaid balance of dividends payable and the extent offset. Of the dividends declared in each of fiscal 2023 and 2024, tell us each related party for which a dividend was declared and the amount of the dividend. Revise your disclosures to make clear how unpaid dividends were applied to offset related party balances.
9. Please explain to us your consideration of accounting for unpaid dividends declared and applied as an offset against related party balances as compensation expense. In doing so, tell us the intent of the dividends declared to related parties for which amounts were due to you from the related parties and the intent of the related parties to repay to you amounts they owed before dividends were declared to them.
 February 26, 2025
Page 3

Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Cost of Revenues, page F-16

10. Refer to your response to prior comment 6. Please disclose in this note that your cost of revenues includes costs associated with services performed by your employees and the types of those costs.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yarona L. Yieh